Exhibit 11 - Statement re: Computation of Per Share Earnings

The following represent the computation of per share earnings for the three months ended November 30, 2007:

Weighted average number of shares outstanding as at November 30, 2007 (*)	2,770,000

Accumulated losses from inception to November 30, 2007	$43,141

Loss per share	$ (0.01)

(*)	This represents the weighted average number of shares outstanding for the three month period ended November 30, 2007.

There have been no shares issued since November 30, 2007 and no stock options are outstanding since inception and the period subsequent to November 30, 2007.